Exhibit 99.2

RIGHTS AGENCY AGREEMENT

RIGHTS AGENCY AGREEMENT, dated as of March 30, 2015, by and between TATA MOTORS LIMITED, a company incorporated under the laws of the Republic of India (the “Company”), and CITIBANK, N.A., a national banking association organized under the laws of the United States of America acting solely in its capacity as ADS rights agent hereunder and having an office at 388 Greenwich Street, New York, New York 10013 (“Citibank”).

WITNESSETH THAT:

WHEREAS, the Company is distributing rights to holders (“Shareholders”) of its Ordinary Shares and ‘A’ Ordinary Shares (such Ordinary Shares and ‘A’ Ordinary Shares, the “Shares”, and such distribution, the “Distribution”), upon the terms and subject to the conditions to be described in a Prospectus Supplement (the “Prospectus Supplement”) dated March 30, 2015, supplementing the terms of that certain Prospectus dated March 30, 2015 (the “Base Prospectus” and, together with the Prospectus Supplement, the “Prospectus”). The Distribution consists of the issuance and delivery of (i) 0.055045 transferable share right (each, an “Ordinary Share Right”) for each Ordinary Share held as of the record date of April 7, 2015, reflecting an allocation of 6 Ordinary Shares for every 109 Ordinary Shares, with each Ordinary Share Right allowing the holder thereof to purchase one (1) new Ordinary Share (each, a “New Ordinary Share”), and (ii) 0.055045 transferable share right (each, an “‘A’ Ordinary Share Right” and, together with the Ordinary Share Rights, the “Share Rights”) for each ‘A’ Ordinary Share held as of the record date of April 7, 2015, reflecting an allocation of 6 ‘A’ Ordinary Shares for every 109 ‘A’ Ordinary Shares, each ‘A’ Ordinary Share Right allowing the holder thereof to purchase one (1) new ‘A’ Ordinary Share (each, a “New ‘A’ Ordinary Share” and, together with the New Ordinary Shares, the “New Shares”), as described in the Prospectus setting forth, inter alia, such offer to purchase New Shares (the “Share Offer”);

WHEREAS, the Distribution shall include the issuance and delivery through Citibank as ADS Rights agent of transferable rights (such rights, the “ADS Rights”) to holders of American Depositary Shares (“ADSs”) issued pursuant to the terms of the Amended and Restated Deposit Agreement, dated as of September 27, 2004, as further amended as of December 16, 2009 (as so amended, the “Deposit Agreement”), by and among the Company, Citibank, as Depositary (the “Depositary”), and all Holders and Beneficial Owners (as defined in the Deposit Agreement) of ADSs issued thereunder, each ADS representing five (5) Ordinary Shares. Each holder of ADSs will receive, as part of the Distribution, 0.055045 ADS Right for each ADS held of record as of the ADS record date of April 7, 2015, with one (1) ADS Right allowing the holder thereof to purchase one (1) new ADS (a “New ADS”), each New ADS representing five (5) New Ordinary Shares, as described in the Prospectus setting forth, inter alia, such offer to purchase New ADSs (the “ADS Offer”);

WHEREAS, upon exercise of their (i) Share Rights and payment of the Share Subscription Price (as defined below), holders of Share Rights will be issued New Shares in the amount subscribed for and (ii) ADS Rights and payment of the ADS Subscription Price (as defined below), holders of the ADS Rights will receive New ADSs in the amount subscribed for (in each case, subject to certain limitations as described herein and in the Prospectus);

WHEREAS, each holder of Share Rights who validly exercises its Share Rights will have the right to apply to purchase additional Shares and, subject to the condition that the ADSs Rights not being fully subscribed, each holder of ADS Rights who validly exercises its ADS Rights will have the right to apply to purchase additional New ADSs, in each case, upon the terms described herein and in the Prospectus (such right to apply to the purchase of additional New ADSs, the “Overallotment Option”); and

WHEREAS, the Company has requested that Citibank act as ADS Rights agent in connection with the ADS Offer, and Citibank is willing to accept, and does accept, such appointment, solely upon the terms and subject to the conditions set forth, or expressly referred to, herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto agree as follows:

1.	Definitions.

As used herein, the following terms have the meanings herein specified, and, if applicable with terms defined in the singular having a corresponding meaning in the plural and vice versa:

‘A’ Ordinary Share Rights has the meaning ascribed thereto in the first recital hereof.

Additional Conversion Exchange Rate has the meaning ascribed thereto in Section 11(b) hereof.

ADS Offer has the meaning ascribed thereto in the second recital hereof.

ADS Rights has the meaning ascribed thereto in the second recital hereof.

ADS Subscription Forms has the meaning ascribed thereto in Section 6 hereof.

ADSs has the meaning ascribed thereto in the second recital hereof.

ADS Subscription Period means the period from April 10, 2015 through April 27, 2015, or such other period as may be determined by the Company.

ADS Subscription Deposit Price means US$39.42 per New ADS.

ADS Subscription Price means the price per New ADS at which holders of ADS Rights may subscribe for New ADSs pursuant to the ADS Offer, calculated as the U.S. dollar equivalent of the Share Subscription Price for five (5) Ordinary Shares, based on the Applicable Exchange Rate.

Agent has the meaning ascribed thereto in Section 3 hereof.

Agreement means this Rights Agency Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

Applicable Exchange Rate means (i) if the Total ADS Subscription Deposit Price is equal to or greater than the U.S. dollar equivalent of the Total Share Subscription Price based on the Initial Conversion Exchange Rate, the Initial Conversion Exchange Rate, or (ii) if the Total ADS Subscription Deposit Price is less than the U.S. dollar equivalent of the Total Share Subscription Price based on the Initial Conversion Exchange Rate, the weighted average of the Initial Conversion Exchange Rate and the Additional Conversion Exchange Rate.

Base Prospectus has the meaning ascribed thereto in the first recital hereof.

Broker Letter has the meaning ascribed thereto in Section 7(b)(ii) hereof.

Business Day means a day on which commercial banks and foreign exchange markets settle payments and are open for general business in New York.

Citibank has the meaning ascribed thereto in the introductory statement hereof.

Client Letter has the meaning ascribed thereto in Section 7(b)(ii) hereof.

Commission means the United States Securities and Exchange Commission.

Company has the meaning ascribed thereto in the introductory statement hereof.

Custodian means Citibank, N.A., Mumbai Branch, having its principal office at 81 Dr. Annie Besant Road, Worli, Mumbai, India 400 018, the Custodian under the Deposit Agreement.

Deposit Agreement has the meaning ascribed thereto in the second recital hereof.

Depositary has the meaning ascribed thereto in the second recital hereof.

Distribution has the meaning ascribed thereto in the first recital hereof.

DTC means The Depository Trust Company.

Domestic Holder has the meaning ascribed thereto in Section 7(b)(i) hereof.

Effective Date has the meaning ascribed thereto in the definition of “Registration Statement.”

Eligible Jurisdictions means the United States of America, and any other jurisdiction designated in writing by the Company to the Agent where the participation by such holder in the ADS Offer is not unlawful.

Excess Amount has the meaning ascribed thereto in Section 11(a) hereof.

Expiration Date means 2:15 p.m. (New York City time) on April 27, 2015, or such other time and date as may be agreed in writing by the Company and the Agent.

Guaranteed Delivery Procedures has the meaning ascribed thereto in Section 14.

India Account means the account which is managed by the Custodian on behalf of the Depositary.

India Business Day means a day on which commercial banks and foreign exchange markets settle payments and are open for general business in India.

Initial Conversion Exchange Rate has the meaning ascribed thereto in Section 10(b) hereof.

Instructions Booklet has the meaning ascribed thereto in Section 7(b)(ii) hereof.

New ADSs has the meaning ascribed thereto in the second recital hereof.

New ‘A’ Ordinary Shares has the meaning ascribed thereto in the first recital hereof.

New Ordinary Shares has the meaning ascribed thereto in the first recital hereof.

Ordinary Share Rights has the meaning ascribed thereto in the first recital hereof.

Overallotment ADSs has the meaning ascribed thereto in Section 6(e) hereof.

Overallotment Option has the meaning in the fourth recital hereof.

Overseas Holders has the meaning ascribed thereto in Section 7(b)(i) hereof.

Prospectus has the meaning ascribed thereto in the first recital hereof.

Prospectus Supplement has the meaning ascribed thereto in the first recital hereof.

Record Date means the date for determination of the holders of ADSs entitled to receive ADS Rights, which is 5:00 p.m. (New York City time) on April 7, 2015.

Registration Statement means the registration statement on Form F-3 of the Company filed with the Commission on March 30, 2015 (File No. 333-            ), as amended at the time of such registration statement’s effectiveness for the purposes of Section 11 of the Securities Act (the “Effective Date”), including (i) all documents filed as a part thereof or incorporated or deemed to be incorporated by reference therein and (ii) any information contained or incorporated by reference in a prospectus or a prospectus supplement filed with the Commission pursuant to Rule 424(b) under the Securities Act, to the extent such information is deemed, pursuant to Rule 430B under the Securities Act, to be part of such registration statement at the Effective Date.

Rupees and Rs. means Indian Rupees.

Rupee Deficiency Amount has the meaning ascribed thereto in Section 11(b) hereof.

Securities Act means the United States Securities Act of 1933, as amended.

Shareholders has the meaning ascribed thereto in the first recital hereof.

Shares has the meaning ascribed thereto in the first recital hereof.

Share Offer has the meaning ascribed thereto in the first recital hereof.

Share Rights has the meaning ascribed thereto in the first recital hereof.

Share Subscription Period means April 17, 2015 through May 2, 2015, or such other period as may be determined by the Company.

Share Subscription Price means the price per New Ordinary Share or ‘A’ Ordinary Share at which holders of Ordinary Share Rights or ‘A’ Ordinary Share Rights, respectively, may subscribe for New Ordinary Shares or New ‘A’ Ordinary Shares, as applicable, pursuant to the Share Offer and shall be equal to Rs.450 per Ordinary Share subscribed and Rs.271 per ‘A’ Ordinary Share subscribed.

Total ADS Subscription Deposit Price has the meaning ascribed thereto in Section 10(a) hereof.

Total Share Subscription Price has the meaning ascribed thereto in Section 10(b) hereof.

USD Deficiency Amount has the meaning ascribed thereto in Section 11(b) hereof.

2.	ADS Offer.

a.	The Agent will distribute on behalf of the Company to registered holders of ADSs of record on the Record Date having an address of record within the Eligible Jurisdictions 0.055045 ADS Right for every ADS held as of the Record Date. No fractional ADS Rights will be issued. One (1) ADS Right will entitle the holder thereof to subscribe for one (1) New ADS at the ADS Subscription Price. ADS Rights will be evidenced by ADS Subscription Forms. The ADS Offer will be made to eligible holders of ADSs of record on the Record Date by means of the Prospectus. The ADS Subscription Period will expire on the Expiration Date. After the Expiration Date, the holders of ADS Rights (and the ADS Subscription Forms representing such ADS Rights) not previously exercised will have no rights and such ADS Rights will be void and will have no further value.

b.	The Agent will allocate to each holder of ADS Rights who has validly exercised his/her ADS Rights the number of New Ordinary Shares in the form of New ADSs indicated in his/her ADS Subscription Form. In addition and subject to the condition that the ADSs Right have not been fully subscribed, the Agent will make available to ADS Rights holders who validly exercise all of their ADS Rights the Overallotment Option upon the terms described herein and in the Prospectus. Holders of ADS Rights must deliver to the Agent the ADS Subscription Deposit Price for all New ADSs applied for pursuant to the exercise of the ADS Rights, including the New ADSs applied for pursuant to the Overallotment Option.

c.	Fractional entitlements to ADS Rights shall be rounded down to the nearest whole number and shall lapse without compensation.

d.	The Company hereby represents and warrants to the Agent that (i) the Registration Statement has been filed and has become effective and (ii) as of the Effective Date, the Registration Statement did not, and, as of its date, the Prospectus did not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary in order to make the statements therein, as to the Prospectus in light of the circumstances under which such statements were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company or the Company’s representatives by Citibank, as Agent, for use in the Registration Statement or the Prospectus (as the case may be).

3.	Appointment of the Agent.

The Company hereby appoints Citibank as its ADS Rights agent hereunder (the “Agent”) in connection with the ADS Offer, and Citibank hereby accepts such appointment, solely upon the terms and subject to the conditions contained, or expressly referred to, herein, including, without limitation, the appointment fee contemplated on Exhibit B attached hereto. The Agent may perform its obligations hereunder through any agent appointed by it, provided that the Agent shall remain primarily liable hereunder.

4.	The Depository Trust Company.

The Agent shall make the ADS Rights available to DTC and its participants via DTC’s applicable function upon the terms described in the Prospectus, including, without limitation, the ability to exercise ADS Rights, to instruct the sale of ADS Rights, to apply for additional New ADSs pursuant to the Overallotment Option and to exercise ADS Rights by means of the Guaranteed Delivery Procedures. The Agent shall instruct DTC to require its participants who exercise ADS Rights (including pursuant to the Overallotment Option) to certify that the ADS Rights are being exercised only on behalf of investors who are located or residents in an Eligible Jurisdiction.

5.	Allocation of ADS Rights.

On April 10, 2015, the Agent will allocate to each registered holder of ADSs of record as of the Record Date (including DTC) 0.055045 ADS Right for every ADS held as of the Record Date. One (1) ADS Right will entitle the holder thereof to subscribe for one (1) New ADS.

6.	Preparation of ADS Subscription Forms.

a.	The Agent will cause to be prepared, for issuance to registered holders of ADSs of record as of the Record Date, ADS Subscription Forms substantially in the form attached hereto as Exhibit A (the “ADS Subscription Forms”). The Company authorizes the Agent to cause to be prepared ADS Subscription Forms as soon as practicable after the date hereof and to cause to be destroyed any such ADS Subscription Forms that are not issued as a result of the initial issuance of ADS Rights and any transfer or assignment of all or a portion of the ADS Rights in respect of which any such ADS Subscription Forms were prepared.

b.	The Agent will cause to appear on each ADS Subscription Form (i) the name, holder identification number and account number of the holder of the ADS Rights to whom such ADS Subscription Form is issued, (ii) the number of ADS Rights to which such holder is entitled and (iii) the certificate number of such ADS Subscription Form.

7.	Issuance, Transfer, Sale and Exercise of ADS Rights.

a.	On April 10, 2015, (i) Sullivan & Cromwell, U.S. counsel for the Company, will deliver to the Agent its legal opinion addressed to the Agent (substantially in form of Exhibit F attached hereto); and (ii) Amarchand & Mangaldas & Suresh A Shroff & Co, Indian counsel to the Company, will deliver to the Agent its original copies of its legal opinion addressed to the Agent (substantially in form of Exhibit G attached hereto).

b.	(i) On April 10, 2015 (after receipt of the items listed in Section 13(a)), the Agent will send under its blanket surety bond: (x) by regular mail, to each registered holder of ADSs having an address of record within the United States (each a “Domestic Holder”) on the Record Date: an ADS Subscription Form evidencing the ADS Rights to which such holder is entitled pursuant to the ADS Offer, as well as an Instructions Booklet (as hereinafter defined) relating to, inter alia, the exercise and transfer of the ADS Subscription Form, and (y) by air mail to each registered holder of ADSs having addresses of record within the Eligible Jurisdictions other than the United States (each an “Overseas Holder”) on the Record Date, the documents described in clause (x) above, unless otherwise directed in writing to the Agent by the Company. The Agent will not send the documents described in clause (x) above to registered holders of ADSs that have addresses of record outside of the Eligible Jurisdictions on the Record Date, and the ADS Rights held by the Agent for such registered holders will be sold as set forth in Section 7(d).

(ii)	On April 10, 2015 (after the Agent’s receipt of the items listed in Section 12(a)), the Agent will (x) instruct Georgeson Inc., as information agent, to distribute to DTC participants who held ADSs as of the Record Date sufficient copies (in the amounts requested by such DTC participants) of the following: (A) the broker letter substantially in the form set forth in Exhibit C attached hereto (the “Broker Letter”); (B) the client letter substantially in the form set forth in Exhibit D attached hereto (the “Client Letter”); and (C) the instructions booklet substantially in the form set forth in Exhibit E attached hereto (the “Instructions Booklet”), and (y) distribute to DTC, for credit to DTC participants as of the Record Date, the requisite number of ADS Rights (0.055045ADS Right for every ADS held as of the Record Date).

c.	In the event that any ADS Subscription Form is returned to the Agent for any reason and proper delivery thereof cannot be effected on or prior to the Expiration Date, the ADS Rights represented by such ADS Subscription Form will be void and will have no further value. The Agent will furnish to the Company such information as the Company may request with respect to any ADS Subscription Form that cannot be delivered.

d.	The Agent shall make available to participants in DTC a means to instruct, prior to 5:00 p.m. on April 23, 2015 through the applicable DTC function, the sale by the Agent of ADS Rights received on behalf of investors who are not located nor resident in one of the Eligible Jurisdictions. The Agent shall use commercially reasonable efforts to cause the ADS Rights it (x) holds for registered holders of ADSs that have addresses of record outside the Eligible Jurisdictions or (y) receives from participants in DTC for sale on behalf of ADS holders who are not located nor residentin one of the Eligible Jurisdictions, to be sold and the aggregate net proceeds of the sale of all such ADS Rights (after subtraction of applicable fees of up to US$0.02 per ADS Right sold, expenses and applicable taxes) to be distributed to such ineligible holders of ADSs in amounts equal to their pro rata share. In connection with any sale of ADS Rights, the Agent may charge a fee of up to US$0.02 per ADS Right sold. At least once in each period of four business days during the period when the ADS Rights are listed on the New York Stock Exchange, the Agent will aggregate the ADS Rights delivered to it with instructions to sell and will arrange for their sale on the New York Stock Exchange through a broker appointed by the Agent for such purpose. The Agent will not be liable to any holder for its failure to obtain the best market price for any ADS Rights it sells at the request of a holder. After the Expiration Date, each seller of ADS Rights through the Agent will receive the net sale price for the ADS Rights sold, calculated on the basis of the weighted average of all sales of ADS Rights by the Agent during the ADS Rights trading period net of expenses, commissions, taxes and fees incurred in connection with such sales.

e.	The Agent shall effect transfers and assignments of ADS Subscription Forms (or portions thereof) as directed by the holders thereof, and shall send to each transferee or assignee of ADS Subscription Forms (or portions thereof), by regular mail, upon cancellation of such ADS Subscription Forms, a newly issued ADS Subscription Form together with the other documents described in clause (b)(i) above.

f.	The Company authorizes the Agent to waive proof of authority to sign (including the right to waive signatures of co-fiduciaries and proof of appointment or authority of any fiduciary or other person acting in a representative capacity) in connection with the transfer or assignment of ADS Subscription Forms (or portions thereof) evidencing ADS Rights; provided, however, that the signature to the relevant instrument of transfer or assignment is guaranteed by an eligible guarantor institution which is a member of a Medallion Signature Guarantee Program.

g.	In the event that, prior to the Expiration Date, any person notifies the Agent that the ADS Subscription Form to which such person is entitled has not been delivered, or has been lost, stolen or destroyed, the Agent shall arrange for the issuance of a new ADS Subscription Form and the delivery by regular mail of the other documents described in clause (b)(i) above to any person from whom it has received, prior to the Expiration Date, a duly executed letter or other communication satisfactory to the Agent indicating the name, address, holder identification number and account number of the registered holder of the lost ADS Subscription Form, the certificate number of such ADS Subscription Form, and the number of ADS Rights evidenced thereby, or has otherwise satisfied the Agent as to such failure of delivery, or lost, stolen or destroyed ADS Subscription Form in accordance with procedures which are standard to the industry; provided, however, that such issuance may be delayed by the Agent, in its discretion, pending receipt of an indemnity from such person satisfactory to the Company and the Agent and confirmation that such lost, stolen or destroyed ADS Subscription Form has not been exercised or transferred. Upon issuance of such new ADS Subscription Form, the Agent shall cancel all such ADS Subscription Forms which are claimed not delivered or were lost, stolen or destroyed and shall record such cancellation in the register of ADS Rights to be maintained by the Agent.

h.	A holder of ADS Rights may place an order with the Agent to sell all or a portion of such holder’s ADS Rights and, in such event, shall deliver its ADS Subscription Form(s) to the Agent. The Agent must receive such holder’s ADS Subscription Form(s) prior to 5:00 p.m. (New York City time) on April 23, 2015. In addition, the Agent shall act upon instructions from DTC participants (via DTC’s applicable function) to sell ADS Rights upon the instruction of the clients of the DTC participants. In connection with any sale of ADS Rights, the Agent shall use commercially reasonable efforts to sell the ADS Rights upon the terms described below and the aggregate net proceeds of the sale of all such ADS Rights (after subtraction of applicable fees of up to US$0.02 per ADS Right sold, expenses and applicable taxes) to be distributed to such ineligible holders of ADSs in amounts equal to their pro rata share. At least once in each period of four business days during the period when the ADS Rights are listed on the New York Stock Exchange, the Agent will aggregate the ADS Rights delivered to it with instructions to sell and will arrange for their sale on the New York Stock Exchange through a broker appointed by the Agent for such purpose. The Agent will not be liable to any holder for its failure to obtain the best market price for any ADS Rights it sells at the request of a holder. After the Expiration Date, each seller of ADS Rights through the Agent will receive the net sale price for the ADS Rights sold, calculated on the basis of the weighted average of all sales of ADS Rights by the Agent during the ADS Rights trading period, net of expenses, commissions, taxes and fees incurred in connection with such sales.

i.	If the Agent does not receive instructions to exercise any ADS Rights prior to 2:15 p.m. (New York City time) on the Expiration Date, those ADS Rights will be void and will have no further value.

j.	The Company hereby instructs the Agent, and the Agent hereby agrees, to treat, for purposes of U.S. tax reporting, the distribution of ADS Rights to holders of ADSs as a “non-taxable distribution” under United States federal income tax law.

8.	Acceptance of Subscriptions.

a.	The Company hereby authorizes and directs the Agent to accept subscriptions for New ADSs on behalf of the Company upon (i) the proper completion and execution of an ADS Subscription Form, surrender of the applicable ADS Subscription Form and delivery of the ADS Subscription Deposit Price for the New ADSs, in accordance with the terms thereof and hereof or (ii) receipt of the applicable instructions via DTC’s applicable function together with delivery of the ADS Subscription Deposit Price, in each case including subscriptions pursuant to the Overallotment Option subject to the conditions stated in the Prospectus. The Company further authorizes the Agent to refuse to accept, in its reasonable discretion, any improperly completed or improperly executed ADS Subscription Form. All subscriptions for New ADSs are irrevocable and may not be cancelled or modified.

b.	The Company authorizes the Agent to waive proof of authority to sign (including the right to waive signatures of co-fiduciaries and proof of appointment or authority of any fiduciary or other person acting in a representative capacity) in connection with any subscription with respect to which:

(i)	the surrendered ADS Subscription Form is registered in the name of one or more individuals or an executor, administrator, trustee, custodian for a minor or other fiduciary and has been executed by such registered holder or holders, provided that the New ADSs subscribed for are to be issued in the name of such registered holder or holders;

(ii)	the surrendered ADS Subscription Form is registered in the name of a corporation and has been executed by an officer of such corporation, provided that the New ADSs subscribed for are to be issued in the name of such corporation;

(iii)	the surrendered ADS Subscription Form has been executed by a bank, trust company or broker as agent for the registered holder thereof, provided that the New ADSs subscribed for are to be issued in the name of such registered holder; and

(iv)	the surrendered ADS Subscription Form is registered in the name of a decedent and has been executed by a person who purports to act as the executor or administrator of such decedent’s estate, provided that (A) such subscription is for not more than 10 New ADSs, (B) the New ADSs are to be issued in the name of such person as executor or administrator of such decedent’s estate, (C) the check tendered in payment of such subscription is drawn for the proper amount and to the order of the Agent, and is otherwise in order, and (D) there is no evidence indicating that such person is not the duly authorized representative which such person purports to be.

In all cases other than those described in clauses (i) through (iv) above, the Agent will obtain all necessary proof of authority to sign in connection with the subscriptions for New ADSs, provided, however, that in the event that such proof of authority has not been received on or prior to the Expiration Date, the Agent shall obtain advice from the Company as to whether any such subscriptions may be accepted.

c.	The Company authorizes the Agent to accept customary letters of indemnification from commercial banks, trust companies or eligible guarantor institutions that are members of a Medallion Signature Guarantee Program with respect to nonconforming aspects of documents delivered in connection with subscriptions for New ADSs.

d.	On each Business Day during the ADS Subscription Period, the Agent shall deposit in an account designated by the Agent the aggregate amount of the ADS Subscription Deposit Price received by the Agent on such day in respect of payments made upon exercise of ADS Rights.

e.	As contemplated in Section 2(b) above, subject to the ADS Rights not being fully subscribed, ADS Rights holders who validly exercise all of their ADS Rights will be entitled to subscribe for additional New ADSs pursuant to the Overallotment Option. The number of New ADSs that will be available for allocation pursuant to the Overallotment Option will be determined following the Expiration Date on the basis of the following formula (the “Overallotment ADSs”):

[Maximum number of New ADSs that may be subscribed by all ADS Rights holders (without giving effect to excess applications)]

minus

[Number of New ADSs actually subscribed by ADS Rights holders (without giving effect to excess applications)].

The Overallotment ADSs will be pro-rated among the over-subscribing ADS Rights holders on the basis of the ADS Rights exercised by such holders. Any fractional New ADSs that would otherwise be allocable to an ADS Rights holder pursuant to the Overallotment Option will be rounded down to the nearest whole number, will not be issued and will lapse without compensation.

9.	Reports by the Agent.

a.	During the ADS Subscription Period, the Agent will advise the Company and Mr. Hoshang Sethna daily by telephone, facsimile transmission or e-mail to certain e-mail accounts notified in writing to the Agent as to (i) the total number of New ADSs subscribed for pursuant to the exercise of ADS Rights, including subscriptions pursuant to the Overallotment Option, and (ii) the aggregate amount of the ADS Subscription Deposit Price received by the Agent in respect of such subscriptions in U.S. dollars.

b.	Not later than 8:00 a.m. (India time) on the India Business Day following the Expiration Date, the Agent will advise the Company, in accordance with written instructions to be sent by the Company and received by the Agent, as to (i) the total number of New ADSs subscribed for pursuant to the exercise of ADS Rights, and (ii) the aggregate amount of the ADS Subscription Deposit Price received by the Agent in respect of such subscriptions in U.S. dollars. The figure so reported will be final and the Agent will not be authorized to accept subscriptions for any additional New ADSs.

10.	Payment of the ADS Subscription Deposit Price.

a.	The Agent shall, at or prior to 5:00 p.m. (New York City time) on the Business Day immediately following the Expiration Date, transfer, by electronic transfer of funds to the India Account, an amount in U.S. dollars equal to the aggregate ADS Subscription Deposit Price received from exercising holders of ADS Rights in respect of all new ADSs validly subscribed for during the ADS Subscription Period (the “Total ADS Subscription Deposit Price”).

b.	The Agent shall instruct the Custodian: (i) to convert the applicable portion of the Total ADS Subscription Deposit Price into the aggregate Share Subscription Price for Ordinary Shares in Rupees for the total number of New Ordinary Shares corresponding to the total number of New ADSs subscribed by exercising holders of ADS Rights (the “Total Share Subscription Price”) on or prior to the India Business Day that is two India Business Days preceding the expiration date of the Share Subscription Period, (ii) to notify the Company and the Agent of the actual U.S. dollar to Rupee exchange rate (including currency conversion expenses) at which the Custodian has been able to convert the applicable portion of the Total ADS Subscription Deposit Price into the Total Share Subscription Price as provided in clause (i) above (the “Initial Conversion Exchange Rate”) and (iii) to pay the Total Share Subscription Price during the Share Subscription Period in accordance with the subscription procedure of the Share Offer.

11.	Distribution of Excess Amount and Payment of Deficiency Amount

a.	If the Total ADS Subscription Deposit Price exceeds the U.S. dollar equivalent of the Total Share Subscription Price based on the Initial Conversion Exchange Rate, the Agent shall instruct the Custodian to transfer, on or prior to the India Business Day immediately following the expiration date of the Share Subscription Period, by electronic transfer of funds to an account designated by the Agent, the amount by which the Total ADS Subscription Deposit Price so exceeds the U.S. dollar equivalent of the Total Share Subscription Amount (the “Excess Amount”) in U.S. dollars. The Agent shall, as promptly as practicable after receipt of the Excess Amount, remit to each exercising holder of ADS Rights such holder’s pro rata share of the Excess Amount (after deduction of applicable expenses).

b.	If the Total ADS Subscription Deposit Price is less than the U.S. dollar equivalent of the Total Share Subscription Price based on the Initial Conversion Exchange Rate, the Agent shall, at or prior to 9:00 a.m. (New York City time) on the India Business Day that is two India Business Days preceding the expiration date of the Share Subscription Period, transfer, by electronic transfer of funds to the India Account, an amount in U.S. dollars sufficient to cover the additional Rupee amount necessary to pay the Total Share Subscription Price in full (the “Rupee Deficiency Amount”). The Agent shall instruct the Custodian (i) to convert such U.S. dollar amount to Rupees on the India Business Day immediately preceding the expiration date of the Share Subscription Period, (ii) to notify the Company and the Agent of the portion of such U.S. dollar amount that is actually converted to pay the Rupee Deficiency Amount (the “USD Deficiency Amount”) and the U.S. dollar to Rupee exchange rate (including currency conversion expenses) at which the USD Deficiency Amount is converted into the Rupee Deficiency Amount (the “Additional Conversion Exchange Rate”) and (iii) to promptly return to the Agent any excess of such U.S. dollar amount over the USD Deficiency Amount.

c.	As soon as practicable after determination of the USD Deficiency Amount, the Agent shall notify each exercising holder of ADS Rights (through DTC or directly, if a registered holder), to the extent applicable, of its pro rata share of the USD Deficiency Amount. Each exercising holder of the ADS Rights shall be required to promptly pay its pro rata share of the USD Deficiency Amount to the Agent. The Agent will not deliver New ADSs subscribed for by such holder prior to the receipt by the Agent of such payment. If payment of the applicable USD Deficiency Amount is not received from a subscriber by the Agent by the date that is 14 calendar days after the date of notice of the USD Deficiency Amount, the Agent shall sell all or a portion of such New ADSs subscribed for by such subscriber in a commercially reasonable manner, and in an amount sufficient to cover such USD Deficiency Amount and to cover any costs incurred in selling such New ADSs. In such event, the Agent will then deliver the remaining New ADSs (if any) to such subscriber together with a check in the amount of the excess proceeds, if any, from such sale (after deduction of applicable Depositary fees of up to US$ 0.02 per New ADS sold, expenses and taxes). The Agent will thereupon have the right to reimbursement by the Company with respect to any USD Deficiency Amount not collected as provided above from any such holder after such sale of New ADSs and application of the proceeds thereof (less such costs) to any such USD Deficiency Amount owed by such holder to the Agent. To the extent that the shortfall of the Total ADS Subscription Deposit Price below the U.S. dollar equivalent of the Total Share Subscription Price plus issuance fees and currency conversion fees exceeds 20 percent of the Total Share Subscription Price plus issuance fees and currency conversion fees, the Agent may reduce pro-rata the amount of New Ordinary Shares for which it subscribes, which will reduce the number of New ADSs that will be available for delivery to subscribing ADS Rights holders.

d.	In case the Condition to the Rights Offering (as defined in the Prospectus Supplement) is not satisfied, the Company will refund the Subscription Price received in Rupees in respect of ADS Rights (including the Overallotment Option) to the ADSs Right Agent. The ADSs Right Agent will use commercially reasonable effort to convert the Rupees in USD and to return the USD from such conversion to the ADSs holders who exercised their rights (which maybe less then the ADS Subscription Price).

12.	Deposit of New Shares and Issuance of New ADSs.

a.	The Company shall, as soon as reasonably practicable after the issuance of the New Ordinary Shares represented by the New ADSs subscribed for pursuant to the ADS Offer and receipt of confirmation of listing of such New Ordinary Shares on the Bombay Stock Exchange and the National Stock Exchange of India Ltd., cause to be deposited such New Ordinary Shares in an account maintained by the Custodian in the name of the Depositary or its designated nominee.

b.	As soon as practicable after the deposit of New Ordinary Shares pursuant to paragraph (a) of this Section 12, the Depositary shall: (1) issue, in accordance with the terms of the Deposit Agreement, New ADSs subscribed for pursuant to the ADS Offer; and (2) subject to Section 10(c) hereof, (i) in the case of ADS Rights exercised through DTC, make delivery thereof to the applicable DTC participants, and (ii) in the case of ADS Rights exercised by registered holders of ADS Subscription Forms, make delivery thereof in the form of uncertificated ADSs.

13.	Supplies of Documents.

a.	As promptly as practicable following the date hereof, the Agent shall notify the Company in writing as to the number of copies of the Broker Letter, Client Letter and Instructions Booklet required to be printed in preparation for distribution to eligible holders of ADS Rights. The Company shall cause such number of copies (as shall have been notified by the Agent to the Company) of the Broker Letter, the Client Letter and the Instructions Booklet to be distributed by the Agent to holders and to transferees of ADS Rights.

b.	Promptly after the Expiration Date, the Agent shall cause any unused ADS Subscription Forms in its possession to be destroyed and all ADS Subscription Forms that were registered or assigned and all ADS Subscription Forms that were exercised will be cancelled and destroyed. The Agent will provide to the Company a record of such ADS Subscription Forms having been cancelled and destroyed upon the Company’s request.

14.	ADS Rights Exercised by Means of Guarantees of Delivery.

The Agent will make available to holders of ADS Subscription Forms the ability to exercise ADS Rights by means of Guaranteed Delivery Procedures upon the terms described in the Prospectus (the “Guaranteed Delivery Procedures”). Similarly, the Agent will make exercises by Guaranteed Delivery Procedures available to DTC participants upon the terms described in the Prospectus through DTC’s applicable function. If the ADS Rights exercised by means of the Guaranteed Delivery Procedures are not delivered to the Agent within the time period specified in the Prospectus, the Agent will cause the New ADSs issued upon the exercise to be sold and will refund the aggregate amount of the ADS Subscription Deposit Price paid by the ADS Rights holder for the New ADSs, without interest, after deducting any loss and expenses incurred.

15.	Instructions and Indemnification.

a.	The Agent will be entitled to rely upon any instructions or directions furnished to it in writing by any director or executive officer of the Company or any attorney-in-fact for the Company appointed for this purpose pursuant to a power of attorney signed by any director or executive officer of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and will be entitled to treat as genuine, and as the document it purports to be, any letter or other document, furnished to it by such individuals. The Agent shall incur no liability or responsibility to the Company for any action taken in reliance on, and in accordance with, any notice, resolution, waiver, consent, order, certificate, or other paper, document or instrument believed by it in good faith to be genuine and to have been signed, sent or represented by the proper party or parties.

b.	The Company will indemnify the Agent against, and defend and hold it harmless from, any and all liability and related expenses (including reasonable fees and expenses of its counsel) incurred by the Agent, which may arise out of acts performed or omitted in connection with this Agreement, as the same may be amended, modified, or supplemented from time to time, (i) by the Agent, except to the extent such liability or expense arises out of its own negligence or willful misconduct, or (ii) by the Company or any of its agents.

c.	The Agent will indemnify the Company against, and defend and hold it harmless from, any and all liability and related expenses (including reasonable fees and expenses of its counsel) incurred by the Company, which may arise out of the negligence or willful misconduct of the Agent, the Custodian or any of their respective employees, officers, directors or agents.

d.	If any action or claim shall be brought or threatened to be brought against any party in respect of which indemnity may be sought pursuant to this Section 15, such indemnified party shall, as soon as practicable (or, in the case of any action or claim which is threatened to be brought, as soon as practicable after such party actually becomes aware of the same) notify the party against whom indemnity may be sought in writing of such action or claim, and in such circumstances, and also in the event of any action or claim being brought or threatened to be brought against any of the parties thereto, the other party thereto shall provide to the party against whom such action or claim is brought or threatened to be brought, such information and assistance as such party shall reasonably request, subject always to the provisions of indemnity contained in this Section 15. Each party shall to the extent reasonable and practicable in all circumstances consult with the other party as and when reasonably requested by such party in respect of any action or claim referred to in this Section 15.

e.	The obligation set forth in this Section 15 shall survive notwithstanding the termination of this Agreement and the succession or substitution of any indemnified person.

16.	Payment for Services.

The Company and the Agent agree that the Agent is authorized to charge certain fees, and be reimbursed for certain expenses, as set forth on Exhibit B attached hereto.

17.	Amendment.

This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed and delivered by each of the parties hereto.

18.	Governing Law; Jurisdiction; Waiver.

This Agreement will be governed by, and construed and interpreted in accordance with, the laws of the State of New York. The parties agree that the federal and state courts located in the City of New York, State of New York, shall have jurisdiction to hear and determine any suits, actions or proceedings and to settle any disputes between the parties relating to this Agreement and for such purpose each of the parties irrevocably submits to the jurisdiction of such courts. The Company hereby irrevocably designates, appoints and empowers Tata Incorporated, c/o Kelley Drye & Warren LLP, 101 Park Avenue, New York, NY 10178 America, as its authorized agent to receive and accept for and on its behalf and on behalf of its properties, assets and revenues, service by mail of any and all legal process, summons, notices and documents that may be served in any suit, action or proceeding brought against the Company in any court as described in the preceding sentence. If for any reason the Company’s authorized agent shall cease to be available to act as such, the Company agrees to designate a new authorized agent in the United States for receiving and accepting service of all legal process on the terms and for the purposes of this Section 17 reasonably satisfactory to the Agent. The Company further hereby irrevocably consents and agrees to any and all legal process, summons, notices and documents that may be served in any suit, action or proceeding against it under the terms hereof, by service by mail of a copy thereof upon its authorized agent (whether or not the appointment of its authorized agent shall for any reason prove to be ineffective or its authorized agent shall fail to accept or acknowledge such service), with a copy mailed to the Company by registered or certified air mail, postage prepaid, to its address provided herein. The Company agrees that the failure of its authorized agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon. The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any actions, suits or proceedings brought in any court as provided herein, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The provisions of this Section 18 shall survive notwithstanding the termination of this Agreement.

19.	Counterparts.

This Agreement may be executed by the parties hereto on separate counterparts, which counterparts taken together will be deemed to constitute one and the same instrument.

20.	Notices.

All notices and other communications hereunder shall be in writing, in English and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon confirmation of successful transmission, (b) on the third Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.

Any written notice provided for herein shall be deemed given when received and shall be addressed as follows: (i) if to the Company, to Tata Motors Limited, located at Bombay House, 24 Homi Mody Street, Mumbai, 400 001, Republic of India, Attention: Mr. Hoshang Sethna, Company Secretary, Telecopier No.: +91 22 6665 7260; (ii) if to the Agent, to Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, New York 10013, Attention: ADR Department, Telecopier No.: (+1-212) 816-6865. Any party may, by notice given in writing to each other party at its above address, designate another address for receipt of notices thereunder.

21.	Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns and, to the extent contemplated herein, the holders and beneficial owners of ADS Rights.

22.	Severability.

In case any one or more of the provisions contained in this Agreement should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall in no way be affected, prejudiced or disturbed thereby.

23.	Force Majeure.

The Agent shall not incur any liability for not performing any act or fulfilling any obligation hereunder by reason of any occurrence beyond its control (including, but not limited to, any provision of any present or future law or regulation or any act of any governmental authority, any act of God or war or terrorism, or the unavailability of the Federal Reserve Bank wire services or any electronic communication facility).

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the day and year above written.

TATA MOTORS LIMITED

By:
Name:
Title:

CITIBANK, N.A.

By:
Name:
Title:

EXHIBIT B

SCHEDULE OF FEES AND EXPENSES

Service	Fee	Paid By

Citibank’s appointment as ADS rights agent	Waived	Waived

Exercise of ADS rights	Waived	Waived

Distribution of ADSs pursuant to exercises of ADS rights	$5.00 per 100 New ADSs issued (or fraction thereof)	Persons who exercise ADS Rights

Sale of ADS rights and distribution of cash proceeds upon sale of ADS rights	Up to US$2.00 per 100 ADS rights sold	Person for whom sales are made

Sale of ADSs as a result of failure to receive USD Deficiency Amount and distribution of cash proceeds (if any) upon sale of ADSs	Up to US$2.00 per 100 ADSs sold	Person who failed to pay pro rata portion of USD Deficiency Amount

Citibank’s reasonable legal counsel fees and expenses for rights offering from Patterson Belknap Webb & Tyler LLP	At cost	Company

Out-of-pocket costs for this rights offering (e.g., Computershare fees and expenses, postage, etc)	At cost	Company